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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F   X   FORM 40-F
                                     -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  YES       NO   X
                                      -----    -----

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     On July 18, 2006, Amdocs Limited ("Amdocs") and a wholly-owned subsidiary of Amdocs ("Amdocs Sub") entered into a Share Sale and Purchase Agreement (the "Agreement") relating to Cramer Systems Group Limited ("Cramer") to acquire the shares of Cramer.

     The Agreement provides that, upon the terms and conditions set forth in the Agreement, Amdocs Sub will purchase all of the shares of capital stock of Cramer (the "Acquisition"). Under the Agreement, Amdocs will pay a purchase price of approximately $375 million in cash, net of cash on hand, subject to post-closing adjustments.

     The closing of the Acquisition is subject to the expiration or termination of the waiting period under German regulatory requirements and the satisfaction or waiver of other customary closing conditions.

     The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

     The Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about Amdocs. Such information can be found in the other public filings Amdocs makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

     A copy of the press release announcing the acquisition is furnished as
Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: July 20, 2006

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                                  EXHIBIT INDEX

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
EXHIBIT NO.   DESCRIPTION
-----------   -----------
99.1          Share Sale and Purchase Agreement relating to Cramer Systems Group
              Limited, dated July 18, 2006, by and among Amdocs Limited, Amdocs
              Astrum Limited and certain shareholders of Cramer Systemts Group
              Limited.

99.2          Amdocs Limited Press Release dated July 18, 2006.
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